# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Battery Materials Inc., CIK 0001487718
CUSIP: 10319B209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 West Putnam Avenue, Suite 400, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002127833

## Reporting persons
- Traverse Opportunity Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 271,047; shared voting power 0; sole dispositive power 271,047; shared dispositive power 0; aggregate amount beneficially owned 271,047 (7.2% of the class)

## Item 1. Issuer
Name of issuer: American Battery Materials Inc.
Address of issuer's principal executive offices: 500 West Putnam Avenue, Suite 400, Greenwich, CT, 06830

## Item 2. Person Filing
Name of person filing: Traverse Opportunity Fund, LP
Address of principal business office or, if none, residence:
100B Danbury Road, Suite 202M
Ridgefield
CT
06877
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 271,047
Percent of class: 7.2
Sole power to vote or to direct the vote: 271,047
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 271,047
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Traverse Opportunity Fund, LP: /s/ Chad Nelson, CFA, Authorized Representative (08/04/2026)